Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Josef Spross joins Claude's Board

            SASKATOON, SK, Aug. 18 /CNW/ - Arnie E. Hillier, Chairman of Claude
Resources Inc., is pleased to announce that Josef Spross has joined the
Company's Board of Directors. Josef Spross has extensive experience in mining and has played an important role in the development and operation of Cameco
Corporation's uranium and gold properties. After managing the Key Lake operation for 15 years, he was appointed Vice President of Uranium Mining for
Cameco in 1993. In 1995 he was appointed Vice President of Mining and in May
1996, Mr. Spross assumed the position of Executive Vice President of Kumtor
Operating Company in the Kyrgyz Republic and managed the successful transition of the Kumtor Gold project from development to production. After his return to
Canada in April 1997, he was appointed as Cameco's Senior Vice President
Operations and Chief Operating Officer. Mr. Spross received a Master's degree in Mine Engineering from Clausthal-Zellerfeld University in Germany and completed a three-year post graduate studies program with the Ministry of
Economics and Resources where he graduated as "Bergassessor". At the end of
1999, Mr. Spross retired and assumed the position of President and Past
President of the Saskatchewan Mining Association in February 2000 (a four-year term). He currently serves on the boards of Centerra Gold Inc. and RSB
Logistic Inc./RSB Services. "Josef Spross is an outstanding addition to Claude
Resources' Board of Directors. We expect him to play an important role in the accomplishment of the Company's long-term growth plans" stated Mr. Hillier.

            %SEDAR: 00000498E          %CIK: 0001173924

            /For further information: Neil McMillan, President & CEO, (306) 668-7505/
            (CRJ. CGR)

CO:  Claude Resources Inc.

CNW 15:42e 18-AUG-06